                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              AETHER SYSTEMS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    00808v105

                                 (CUSIP Number)


David S. Oros                                        Roger J. Patterson, Esquire
Aether Systems, Inc.                                 Wilmer, Cutler & Pickering
11460 Cronridge Drive                                2445 M Street, N.W.
Owings Mills, MD 21117                               Washington, D.C. 20037
410-654-6400                                         202-663-6363

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                  SCHEDULE 13D


--------------------------------------------------- ------------------------------- ------------------------------------
CUSIP NO.  00808V105                                                                          PAGE 2 OF 7 PAGES
           ---------                                                                          -----------------
--------------------------------------------------- ------------------------------- ------------------------------------
---------- -------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS

           David S. Oros

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Not Applicable (natural person)
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                          (a) [   ]
                                                                                                          (b) [ x  ]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- -------------------------------------------------------------------------------------------------------------
        NUMBER OF           7        SOLE VOTING POWER
          SHARES                     1,967,500
       BENEFICIALLY         -------- -----------------------------------------------------------------------------------
         OWNED BY           8        SHARED VOTING POWER
           EACH                      3,326,757
        REPORTING
          PERSON            -------- -----------------------------------------------------------------------------------
           WITH             9        SOLE DISPOSITIVE POWER
                                     1,967,500

                            -------- -----------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     3,326,757

---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,294,257
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [  ]


---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.8%
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
---------- -------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------- -------------------------------------------------------------------------------------------------------------
CUSIP NO.  00808V105                                                                         PAGE 3 OF 7 PAGES
           ---------                                                                         -----------------
--------------------------------------------------- ------------------------------- ------------------------------------
---------- -------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS

           NexGen Technologies, L.L.C.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           17-9802074
---------- -------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                           (a) [   ]
                                                                                                           (b) [ x ]
---------- -------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
---------- -------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [  ]


---------- -------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
---------- -------------------------------------------------------------------------------------------------------------
        NUMBER OF           7        SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
         OWNED BY           -------- -----------------------------------------------------------------------------------
           EACH             8        SHARED VOTING POWER
        REPORTING                    9,833,660
          PERSON
           WITH             -------- -----------------------------------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER
                                     3,326,757

                            -------- -----------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     0

---------- -------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,833,660
---------- -------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [  ]


---------- -------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.2%
---------- -------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
---------- -------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This Schedule 13D relates to common shares, $.01 par value (the "Shares") of Aether Systems, Inc., a Delaware corporation ("Aether" or the "Company"). Aether's principal executive offices are located at 11460 Cronridge Drive, Owings Mills, MD 21117.

Item 2.  Identity and Background.

         David S. Oros and NexGen Technologies, L.L.C. are filing this Schedule 13D.

         Mr. Oros serves as Aether's Chairman of the Board and Chief Executive Officer. Aether provides technologies that enable businesses to extend their data and commercial transactions to wireless and mobile handheld devices. Aether's principal executive offices are located at 11460 Cronridge Drive, Owings Mills, MD 21117.

         Mr. Oros is a United States citizen.

         NexGen Technologies, L.L.C., a limited liability company organized under the laws of the State of Maryland ("NexGen"), maintains its principal office at 11460 Cronridge Drive, Owings Mills, MD 21117 and invests in companies that develop, market, license, sell and support wireless integration services and wireless customer services.

         During the last five years, neither Mr. Oros nor NexGen have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Oros used an aggregate of $8,426,305.50 of his personal funds to make all of the purchases that necessitated this filing.

Item 4.  Purpose of Transaction.

         Mr. Oros made the purchases for the purpose of investment in the ordinary course of business and to maintain and support the control he exercises as (together with NexGen) the largest single stockholder of Aether and as a director and Chairman and Chief Executive Officer of Aether.

         Except as set forth below, Mr. Oros does not currently have any plans or proposals which relate to, or could result in, any of the following:

       (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the issuer;

       (f) Any other material change in the issuer's business or corporate structure;

                               Page 4 of 7 pages

       (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       (h) Causing a class of securities of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j) Any action similar to any of those enumerated above.

         Mr. Oros may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Consistent with his investment purpose and his positions as Aether's largest stockholder and Chairman of the Board and Chief Executive Officer, Mr. Oros has explored and may in the future actively explore the desirability of any of the transactions or actions described above. In exploring such transactions, Mr. Oros has engaged and will in the future engage in communications with other stockholders, other officers and other directors (and with the Board of Directors) and with third parties regarding the Company. In the course of these communications, Mr. Oros has solicited and may in the future solicit and obtain expressions of interest and discuss terms of potential transactions and may reach preliminary agreements on possible terms of any such transaction.

         Although Mr. Oros does not currently have any plans or proposals to dispose of any or all of the Shares he owns or to acquire additional Shares, consistent with his purposes in holding the shares, at any time and from time to time he may acquire additional Shares or dispose of any or all of his Shares based upon his ongoing evaluation of investment in the Shares, prevailing market conditions, other investment opportunities, his liquidity requirements and/or other investment considerations.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b)     Rows (11) and (13) of the cover pages to this Schedule
13D are hereby incorporated by reference. Mr. Oros beneficially owns an aggregate of 5,294,257 Shares, constituting 12.8% of the total outstanding Shares. The 5,294,257 Shares beneficially owned by Mr. Oros include immediately exercisable warrants to purchase 812,500 Shares held by Mr. Oros and 105,000 Shares subject to restrictions on transfer and subject to forfeiture in certain circumstances pursuant to an agreement with Aether. Mr. Oros has the sole power to direct the voting and disposition of 1,862,500 Shares (including warrants to purchase 812,500 Shares) beneficially owned by him. Mr. Oros has the sole power to direct the voting and disposition of 105,000 Shares subject to restrictions on voting and disposition pursuant to an agreement with Aether. By virtue of his position as managing member of NexGen, Mr. Oros has the shared power to direct the voting and disposition of 3,326,757 Shares held by NexGen.

         NexGen beneficially owns an aggregate of 9,833,660 Shares, constituting 24.2% of the total outstanding Shares. NexGen has the sole power to direct the disposition of 3,326,757 shares. By virtue of a voting agreement with respect to the election of directors among NexGen, Telcom-ATI Investors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("Telcom"), and Reuters Marketclip Holdings Sarl, a limited liability company organized under the laws of Switzerland ("Reuters"), NexGen has the shared power to direct the voting of the 3,326,757 shares it holds plus an aggregate of 6,506,903 Shares NexGen understands are held by Telcom and Reuters.

         (c) Exhibit A sets forth all transactions in the Shares effected by Mr. Oros during the past 60 days. All of these transactions constitute purchases made on the NASDAQ National Market. NexGen has not engaged in any transactions in the Shares in the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.



                               Page 5 of 7 pages

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         NexGen, Telcom and Reuters entered into a Stockholders Voting Agreement dated October 15, 1999 (as amended, the "Voting Agreement") which requires these parties to vote to elect to the board of directors two persons named by each of NexGen and Telcom, two persons named jointly by NexGen and Telcom and one person named by Reuters. The Voting Agreement will terminate upon the earliest of (1) a transaction in which all of the voting power of the Company is disposed of or
(2) the written consent of the remaining parties to the Voting Agreement. Parties to the Voting Agreement can lose their right to designate representatives on the Board of Directors or cease to remain parties to the Voting Agreement altogether if their ownership interests in Aether drop below certain levels specified in the Voting Agreement. As a result of a decline in the number of Shares owned by NexGen, NexGen currently has the right to name only one person to be elected to the board of directors.

         NexGen, Telcom and Reuters were among the parties that entered into an Amended and Restated Registration Rights Agreement with Aether dated March 3, 2000 (the "Registration Rights Agreement") that entitles these parties to an aggregate of three demand registrations at any time after October 27, 2000, and at the request of these parties, requires Aether to include in any registration statement for the Company's own account or the account of any other stockholder, the shares of common stock held by the requesting parties subject to limitations set forth in the Registration Rights Agreement. The Registration Rights Agreement also requires Aether to file a shelf registration statement covering the sale of all shares held by parties to the Voting Agreement from time to time. Following Aether's acquisition of Riverbed, the former shareholders of Riverbed became parties to this agreement and were given the same rights as the original parties to the contract.

         Mr. Oros holds 105,000 Shares subject to restrictions on voting and transfer and which are subject to forfeiture pursuant to an agreement with Aether. The agreement provides that the restrictions will lapse as to 10% of the Shares on October 1, 2001 and as to 30% each year thereafter. The agreement provides that Mr. Oros may not transfer the Shares until the restrictions lapse, and that Mr. Oros will forfeit the Shares as to which the restrictions have not lapsed if he terminates his employment with the issuer.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Schedule of Purchases

         Exhibit B - Stockholders Voting Agreement dated as of October 19, 1999, as amended March 6, 2000

         Exhibit C - Amended and Restated Registration Rights Agreement dated as of March 3, 2000 (incorporated by reference to the Registration Statement (File No. 333-85697) on Form S-1 filed with the SEC on October 20, 1999, as amended).

         Exhibit D - Agreement with respect to Restricted Shares

         Exhibit E - Joint Filing Agreement

                               Page 6 of 7 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   July 6, 2001



                                                     /s/ David S. Oros
                                                  ------------------------------
                                                  David S. Oros




                                                  NexGen Technologies, L.L.C.
                                                  By:     /s/ David S. Oros
                                                       -------------------------
                                                       David S. Oros
                                                  Its: Managing Member



                               Page 7 of 7 pages